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Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Six Months Ended June 30,
	2006	2005
Earnings:
Income from continuing operations before taxes	$77,276	$160,964
Minority interests in consolidated subsidiaries	(2,464)	(997)
(Income) loss from equity investees	(6,327)	2,661

Income from continuing operations before taxes, minority interests and earnings from equity investees	$68,485	$162,628
Add: Total fixed charges (per below)	45,565	20,980
Distributed income of equity investees	17,725	16,574

Total earnings	$131,775	$200,182

Fixed charges:
Interest expense(1)	$39,063	$16,002
Estimate of interest within rental expense(2)	6,502	4,978

Total fixed charges	$45,565	$20,980

Ratio of earnings to fixed charges	2.89	9.54

(1)
Interest expense includes amortized discounts and capitalized expenses related to indebtedness.

(2)
Fixed charges include the estimated interest component of rent expense (generally one-third of rent expense under operating leases) included in income from continuing operations.

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  Exhibit 12.1
SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)